Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our unaudited condensed consolidated financial statements and related notes, which are included elsewhere in this Form 6-K, and our audited consolidated financial statements and related notes included in our Annual Report on Form 20-F for the year ended December 31, 2021 (“Form 20-F”) that was filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 14, 2022. Our consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”), reflect the operations of Quoin Pharmaceuticals Inc. (“Quoint Inc.”) since inception and include the accounts of Quoin Ltd. since the closing of the Merger (as defined below). Unless context indicates or suggests otherwise, “we”, “our”, “us”, “Quoin Ltd.” and the “Company” in this section refers to the consolidated operations of Quoin Pharmaceuticals Ltd.

Forward-Looking Statements

Certain information included in this discussion and analysis of our financial condition and results of operations may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified. These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs and expenses, statements relating to the research, development, completion and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

•	our history of losses and needs for additional capital to fund our operations and our inability to obtain additional capital on acceptable terms, or at all;

•	our limited operating history and the difficulties encountered by a small developing company;

•	our lack of revenue generated from product sales since inception, and potential inability to be profitable;

•	uncertainties of cash flows and inability to meet working capital needs;

•	our ability to obtain regulatory approvals;

•	our ability to obtain favorable pre-clinical and clinical trial results;

•	the requirements of being publicly traded may strain our resources;

•	our ability to comply with the applicable continued listing requirements of Nasdaq;

•	the potential volatility of the market price for our ADSs;

•	the potential dilution of our shareholders’ potential ownership due to future issuances of share capital;

•	the requirement for holders of ADSs to act through the depositary to exercise their rights;

•	the potential limitations on ADS holders with respect to the transfer of their ADSs; and

•	other factors referred to in section “Risk Factors” in this prospectus and in the “Risk Factors” section in Item 3.D. of our Form 20-F.

All forward-looking statements contained herein speak only as of the date of this Form 6-K and are expressly qualified in their entirety by the cautionary statements included in this section. We do not undertake to update or revise forward-looking statements to reflect events or circumstances that arise after the date on which such statements are made or to reflect the occurrence of unanticipated events, except as required by law. In evaluating forward-looking statements, you should consider these risks and uncertainties and not place undue reliance on our forward-looking statements..

Overview

We are an emerging pharmaceutical company dedicated to the development and commercialization of therapeutic products that treat rare and orphan diseases for which there are currently no approved treatments. Quoin’s first lead product, QRX003, is a once daily topical lotion which is under development as a potential treatment for Netherton Syndrome, a rare hereditary skin disease. In addition to Netherton Syndrome, we intend to pursue the clinical development of QRX003 in other rare dermatological diseases including Peeling Skin Syndrome, SAM Syndrome and Palmoplantar Keratoderma.

Our objective is to develop and commercialize proprietary therapeutic drug products. To this effect, we intend to develop and seek marketing approvals from the FDA and other worldwide regulatory bodies for rare and orphan diseases. To achieve these objectives, we plan to:

•	seek the necessary regulatory approvals to complete the clinical development of QRX003 and, if successful, file for marketing approval in the United States and other territories;

•	prepare to commercialize QRX003 by establishing our own sales infrastructure in the U.S. and Europe and entering into distribution partnerships in other territories such as Canada, Australia, the Middle East and Asia; and

•	Pursue business development activities by seeking partnering, licensing, merger and acquisition opportunities or other transactions to further expand our pipeline and drug-development capabilities and which take advantage of our financial resources for the benefit of increasing stockholder value.

A novel strain of coronavirus (“COVID-19”) created a global pandemic, which commenced in 2020. The Company’s operations, to date, have not been dramatically affected by COVID-19. However, the extent of any future impact on the Company’s operational and financial performance will depend on the possibility of a resurgence and resulting severity of COVID-19 with respect to the Company’s access to API and drugproduct for clinical testing , as well as our ability to safely and efficiently conduct planned clinical trials.

We do not expect to generate revenue from product sales unless and until we successfully complete development and obtain marketing approval for one or more of our product candidates, which we expect will take a number of years and is subject to significant uncertainty. Accordingly, we will need to raise additional capital prior to the commercialization of QRX003 or any other product candidate. Until such time, if ever, as we can generate substantial revenue from product sales, we expect to finance our operating activities through a combination of equity offerings, debt financings, or other third-party funding, commercialization, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements. However, we may be unable to raise additional funds or enter into such other arrangements when needed on favorable terms or at all. Our failure to raise capital or enter into such other arrangements as and when needed would have a negative impact on our financial condition and our ability to develop our product candidates.

Key Recent Events

On April 22, 2022, the Company received a letter from the Listing Qualifications staff of The Nasdaq Stock Market, LLC (“Nasdaq”) notifying the Company that it is no longer in compliance with the minimum stockholders’ equity requirement for continued listing on the Nasdaq Capital Market. Nasdaq Rule 5550(b)(1) requires listed companies to maintain stockholders’ equity of at least $2.5 million. In addition, as of April 21, 2022, the Company did not meet the alternative continued listing requirements based on market value of listed securities or net income from continuing operations. In accordance with Nasdaq Rule 5810(c)(2)(A), the Company has 45 calendar days, or until June 6, 2022, to submit a plan to regain compliance. If the plan is accepted, Nasdaq can grant an extension of up to 180 calendar days from the date of the letter to evidence compliance. The notification letter has no immediate effect on the Company's listing on the Nasdaq Capital Market. The Company is working on a plan to regain compliance, and it is currently in discussions with the Investor regarding the additional funding that the Company expects to receive through the mandatory exercise provision of the Series C Warrant issued to Altium Growth Fund, LP (“the Investor”) as of March 13, 2022 which would result in gross proceeds of approximately $9.5 million. In the event the requirements of the mandatory exercise provision of such warrant are not met, the Company has a commitment from the Investor to provide funding equal to $9,500,000 expected upon exercise of the Series C Warrant, at prevailing market rates. Although there is no assurance, the Company believes that the receipt of gross proceeds of approximately $9.5 million from the Investor either upon the exercise of Series C Warrant or from the Investor’s funding, subject to the terms to be negotiated with the Investor, is likely to to meet Nasdaq continued listing requirement to maintain stockholders’ equity of at least $2,500,000.

In April 2022, the Investor exercised a portion of the Series B Warrant pursuant to the alternate cashless exercise rights of such warrants, pursuant to which the Investor thas the sole option as elected by the Investor to receive 1.0 ADS for each warrant share being exercised in such cashless exercise, resulting in the issuance of a total of 1,648,000 ADSs to the Investor, representing 659,200,000 ordinary shares. As of the date of the issuance of this financial statements on May 23, 2022, the Company had 4,013,853,999 ordinary shares outstanding, 99.9% of which are represented by 10,034,633 ADSs.

The Company held its Annual General Meeting on April 12, 2022, and which the Company’s shareholders approved, among other items, the following:

•	The increase in authorized share capital from 12.5 billion to 50 billion ordinary shares.

•	Modification of the annual compensation of the two founders to a combined base salary of $990,000 and to increase the annual discretionary bonus to not less than 45% of the annual base salary.

•	Repayment of amounts due to the two founders at a rate of $25,000 each per month.

•	The grant of an option to purchase up to 1,071,429 ADSs to each of the two founders under the Amended Plan, at an exercise price per ADS of $1.40, to vest over a four-year period.

•	The grant of an option to purchase 117,857 ADSs to each non-employee director under the Amended Plan at an exercise price per ADS of $1.40, to vest over a three-year period, and (as an annual grant for 2022) an option to purchase 42,857 ADSs at an exercise price per ADS of $1.40, to vest over a three-year period.

In March 2022, the board of directors of the Company approved the Amended and Restated Equity Incentive Plan (the “Amended Plan”) which increased the number of ordinary shares reserved for issuance under such equity incentive plan to 15% of the Company’s outstanding ordinary shares on a fully-diluted basis, or 1,826,991,616 ordinary shares, represented by 4,567,479 ADSs as of March 31, 2022. The board of directors further approved the award of options to Officers and Directors in aggregate to purchase 3,957,142 ADSs under the Amended Plan, and annual discretionary bonuses for Officers of $472,500 in aggregate.

The Company was required to issue to the Investor, effective as of March 13, 2022, the 136th day following the consummation of the Merger (as defined below) (i) Series A Warrant to purchase 4,276,252 ADSs (the “Series A Warrant”) (ii) Series B Warrant to purchase 4,276,252 ADSs (the “Series B Warrant”) and (iii) Series C Warrant to purchase 2,389,670 ADSs (“Series C Warrant” and, together with the Series A Warrant and Series B Warrant, the “Investor Warrants”). The exercise price for the Investor Warrants is $3.98 per ADS, with Series A Warrant having a five-year maturity, and Series B Warrant and Series C Warrant having a two-year maturity. The Company has the right to require the mandatory exercise of the Series C Warrant, subject to an effective registration statement being in place for the resale of the shares underlying such warrants and the satisfaction of equity market conditions, as defined in the Series C Warrant. As of the financial statement filing date, the registration statment was declared effective by the SEC, but not all of the market related conditions were met. Upon the exercise of the Series C Warrant in full, the Investor would also be granted an additional Series A Warrant to purchase 2,389,670 ADSs and an additional Series B Warrant to purchase 2,389,670 ADSs at an exercise price of $3.98 per ADS.

Effective as of March 13, 2022, the Company exchanged 2020 Noteholders’ warrants for warrants on the same terms as the Investor Exchange Warrant issued on the Merger date, exercisable for 367,356 ADSs, in the aggregate, at the exercise price of $3.98 per ADS.

On October 28, 2021, Cellect completed the business combination with Quoin Inc. in accordance with the terms of the Merger Agreement, by and among Cellect, Quoin Inc. and Merger Sub, which was a wholly-owned subsidiary of Cellect, pursuant to which Merger Sub merged with and into Quoin Inc., with Quoin Inc. surviving as a wholly-owned subsidiary of Cellect (the “Merger”). Immediately after completion of the Merger, Cellect changed its name to “Quoin Pharmaceuticals Ltd.”  We have accounted for the transaction as a reverse recapitalization with Quoin Inc. as the accounting acquirer. Because Quoin Inc. is the accounting acquirer, its historical financial statements became our historical financial statements and such assets and liabilities continued to be recorded at their historical carrying values. The impact of the recapitalization has been retroactively applied to all periods presented.

In addition, on October 28, 2021, Cellect sold the entire share capital of its subsidiary, Cellect Biotherapeutics Ltd., which essentially included all of Cellect’s then existing net assets, to EnCellX Inc. (“EnCellX”), a newly formed U.S. privately held company based in San Diego, CA (the “Share Transfer”), pursuant to an Amended and Restated Share Transfer Agreement. We have no interests in EnCellX subsequent to the closing of the Merger.

On October 28, 2021, we also completed the private placement transaction with an investor (the Investor”) for an aggregate purchase price of approximately $17,000,000 (comprised of the set off of approximately $5,000,000 of notes issued in connection with the bridge loan that the Investor previously made to Quoin Inc. (the “Bridge Financing”) and approximately $12,000,000 in cash from the Investor (the “Primary Financing”).

Components of Our Results of Operations

Operating Expenses

Our current operating expenses consist of two components – research and development expenses, and general and administrative expenses.

Research and Development Expenses

Research and development costs are expensed as incurred. Research and development expenses include personnel costs associated with research and development activities, including third-party contractors to perform research, conduct clinical trials and manufacture drug supplies and materials. We utilize outside consultants and third parties to conduct the majority of our research and development, under the supervision of our management team.

Future research and development expenses may include:

•	employee-related expenses, such as salaries, bonuses and benefits, consultant-related expenses, share-based compensation, overhead related expenses and travel related expenses for our research and development personnel;

•	expenses incurred under agreements with CROs, as well as consultants that support the implementation of the clinical studies described above;

•	manufacturing and packaging costs in connection with conducting clinical trials and for stability and other studies required to support the NDA filing as well as manufacturing drug product for commercial launch;

•	formulation, research and development expenses related to QRX003; and other products we may choose to develop; and

•	costs for sponsored research.

Research and development activities will continue to be central to our business plan. Products in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. We expect our research and development expenses to be significant over the next several years as personnel and compensation costs increase and we conduct late-stage clinical studies and prepare to seek regulatory approval for QRX003 and any other future product.

The duration, costs and timing of clinical trials of QRX003 and any other future product will depend on a variety of factors that include, but are not limited to:

•	the number of trials required for approval;

•	the per patient trial costs;

•	the number of patients that participate in the trials;

•	the number of sites included in the trials;

•	the countries in which the trial is conducted;

•	the length of time required to enroll eligible patients;

•	the number of doses that patients receive;

•	the drop-out or discontinuation rates of patients;

•	the potential additional safety monitoring or other studies requested by regulatory agencies;

•	the duration of patient follow-up;

•	the timing and receipt of regulatory approvals; and

•	the efficacy and safety profile of our product candidates.

General and Administrative Expenses

General and administrative expenses consist primarily of compensation for the founders and executive officers, professional fees and other corporate expenses, including significant costs incurred in 2021 in connection with the Merger and associated regulatory filings.

We anticipate that our general and administrative expenses will increase in the future to support our continued research and development activities. These increases will likely include increased costs related to the hiring of personnel, including compensation and employee-related expenses, and fees to outside consultants, lawyers and accountants. Additionally, we anticipate increased costs associated with being a public company, including compliance with The Nasdaq Capital Market and SEC requirements, insurance and investor relations costs.

Other Expenses

Other expenses consist primarily of non-cash costs associated with the financing arrangements entered into during 2020 and 2021, including fair value adjustments to notes payable and warrants and interest expense associated with debt instruments. The majority of such costs will cease upon conversion of the debt instruments and exchange of the warrants, most of which occurred at the Merger date.

Results of Operations -- Three months ended March 31, 2022 compared to three months ended March 31, 2021

The following table sets forth our results of operations for the three months ended March 31, 2022, compared to the three months ended March 31, 2021:

	Three months ended March 31,
	2022	2021	Change
Operating Expenses
General and administrative	$1,588,470	$744,973	$843,497
Research and development	587,569	56,788	530,781
Total operating expenses	2,176,039	801,761	1,374,278
Other Expenses
Settlements of accounts payable	(416,000)	—	(416,000)
Fair value adjustments to debt	—	500,000	(500,000)
Warrant liability expense (income)	(77,237)	2,446,513	(1,729,032)
Financing expense	—	90,000	(90,000)
Interest expense	—	65,597	(65,597)
Total other expenses (income)	(493,237)	3,102,110	(3,602,390)
Net loss	$(1,682,802)	$(3,903,871)	$(1,426,351)

General and Administrative Expenses

General and administrative expenses were approximately $1,600,000 and $700,000, in the three months ended March 31, 2022 and 2021, respectively, representing an increase of $800,000, or 113%. The increase was primarily due to the build up of the company infrastructure post the Merger and the increased costs of becoming a public company.

Research and Development Expenses

Our research and development expenses during the three months ended March 31, 2022 and 2021 were approximately $590,000 and $57,000, respectively, representing an increase of $530,000, or approximately 935%. The increase was primary due to increased expenditures on our development programs following the completion of our financings in October 2021, including work related to the filing of our IND for QRX003 in March 2022. Also, included in the 2022 expenses were approximately $113,000 of compensation costs related to managing the development programs. We expect to significantly increase our research and development efforts by conducting the remaining studies necessary for the development and approval of QRX003, see “Components of Our Results of Operations – Research and Development Expenses” above.

We amortize licensed or acquired intellectual property over its expected useful life, included in research and development expenses set out above. The license from Skinvisible was obtained in October 2019, see “Research and Development, Patents and Licenses." Amortization of intangible assets was $26,000 in each of the three months ended March 31, 2022 and 2021.

Other Expenses:

Interest Expense

In the fourth quarter of 2020, we issued convertible promissory notes in an initial bridge financing with an aggregate face value of $1,213,333 (the “2020 Notes”) with a 20% coupon interest. In 2021, we issued additional convertible promissory notes in a subsequent Bridge Financing (the “Bridge Notes”) with an aggregate face value of $5,000,000 with a 15% coupon interest.

Interest expense was $0 and $66,000 in the three months ended March 31, 2022 and 2021 respectively. Interest on the Bridge Notes was paid in October 2021 upon closing of the Primary Financing, and interest on the 2020 Notes did not accrue after October 2021 but remained unpaid and included as a liability on our consolidated balance sheet as of December 31, 2021 a portion of which was paid in the three months ended March 31, 2022. See “Liquidity and Capital Resources.”

Fair value adjustment to convertible notes payable

We elected to value the 2020 Notes and the Bridge Notes at fair value, which was remeasured at each reporting period. In the three months ended March 31, 2021 we incurred a fair value adjustment of $500,000 related to the Bridge Notes. The Bridge Notes and 2020 Notes were converted into equity in October 2021 on the closing of the Primary Financing.

Warrant liability expense

We record our warrants determined to require liability treatement at fair value, which was remeasured at each reporting period. In the three months ended March 31, 2022, and March 31, 2021 we incurred a fair value gain of ($77,000) related to the warrants associated with the 2020 Notes, and expense of $2,400,000 related to the warrants associated with the 2020 Notes and the Bridge Notes, respectively. The Bridge Note warrants which were exchanged for the Investor Exchange Warrant (as defined below) with a fixed exercise price of $3.98 per share and reclassified as an equity instrument in October 2021 upon closing of the Primary Financing. The 2020 Note warrants were exchanged for warrants on the same terms as the Investor Exchange Warrant and reclassified as an equity instrument in March 2022.

Forgiveness of Trade Payable

In our balance sheet as of December 31, 2021 we had a liability of $584,000 representing amounts due to an investor relations firm for services commencing in 2017. In May 2022 we entered into a settlement with such firm to decrease the liability to $168,000 which resulted in $416,000 of income recognized in the three months ended March 31, 2022.

Net Loss

We recorded a net loss of approximately $2,500,000 in for the three months ended March 31, 2022, as compared to a net loss of $3,900,000 for the three months ended March 31, 2021, representing an decrease of approximately of $1,400,000. The decrease was primarily due to financing related charges aggregating $3,100,000, including warrant expense of $2,400,000, in the three months ended March 31, 2021 compared to $720,000 in the three months ended March 31, 2021, as well as other income recognized in the settlement of accounts payable in the three months ended March 31, 2022, partially offset by increases in research and development expense and general and administrative expense in the three months ended March 31, 2022 as the Company used more resources to develop and implement its business plan.

Equity-Based Compensation Expense

Quoin Inc. did not have a share incentive plan from inception up to March 31, 2022. Upon closing of the Merger in October 2021, options held by former Cellect option holders under Cellect Ltd. Employee Shares Incentive Plan (the “2014 Plan”) fully vested and expire between January and October 2022. The 2014 Plan was amended and restated and initial grants were made to our Company officers and directors, approved at our Company Annual General Meeting of shareholders held on April 12, 2022.

Income Taxes

For the three months ended March 31, 2022 and 2021, no income tax expense or benefit was recognized. Our deferred tax assets are comprised primarily of net operating loss carryforwards. We maintain a full valuation allowance on our deferred tax assets since we have not yet achieved sustained profitable operations. As a result, we have not recorded any income tax benefit since our inception.

Liquidity and Capital Resources

We expect to continue to incur significant and increasing operating losses at least for the foreseeable future. We do not expect to generate product revenue unless and until we successfully complete development of and obtain regulatory approval for QRX003, or any other future products. Our net losses may fluctuate significantly from quarter-to-quarter and year-to-year, depending on the timing of planned clinical trials and our expenditures on other research and development activities. We anticipate that our expenses will continue to increase substantially in 2022 as we advance the clinical development of QRX003 and begin to operate as a publicly traded company.

Future Funding Requirements

The Company expects to receive additional funding through the mandatory exercise provision of the Series C Warrant issued to the Investor as of March 13, 2022 which would result in proceeds of approximately $9,500,000 . In the event the requirements of the mandatory exercise provision of such warrant are not met, the Company has a written commitment from the Investor to provide funding equal to the $9,500,000 expected upon exercise of the Series C Warrant, at prevailing market rates. As such, the Company believes that it has sufficient resources to affect its business plan for at least one year from the issuance of its consolidated financial statements. The Company is also in the process of discussing a line of credit with a bank which has not yet been closed as of May 23, 2022 and is likely to be conditional on additional equity funding which could be satisfied by the aforementioned Investor funding, as well as the achievement of clinical development milestones.

We will need to obtain further funding through public or private offerings of our capital stock, debt financing, collaboration and licensing arrangements or other sources, the requirements for which will depend on many factors, including:

•	the scope, timing, rate of progress and costs of our drug development efforts, preclinical development activities, the timing of laboratory testing and clinical trials for our product candidates;

•	the number and scope of clinical programs we decide to pursue;

•	the cost, timing and outcome of preparing for and undergoing regulatory review of our product candidates;

•	the scope and costs of development and commercial manufacturing activities;

•	the cost and timing associated with commercializing our product candidates, if they receive marketing approval;

•	the extent to which we acquire or in-license other product candidates and technologies;

•	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims;

•	our ability to establish and maintain collaborations on favorable terms, if at all;

•	our efforts to enhance operational systems and our ability to attract, hire and retain qualified personnel, including personnel to support the development of our product candidates and, ultimately, the sale of our products, following FDA approval;

•	our implementation of operational, financial and management systems; and

•	the costs associated with being a public company.

Adequate additional funding may not be available to us on acceptable terms, or at all. If we are unable to raise capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development or commercialization of QRX003, any future product, or potentially discontinue operations.

To the extent that we raise additional capital through the sale of our equity or convertible debt securities, and pursuant to the exercise of warrants issued to our investors in connection with the 2020 Notes, the Bridge Financing and the Primary Financing, the ownership interest of our equity holders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of our equity holders. Debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends.

If we raise additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may be required to relinquish valuable rights to our technologies, future revenue streams, research programs or proposed products, or to grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our drug development or future commercialization efforts or grant rights to develop and market any future product that we would otherwise prefer to develop and market ourselves.

Summary Statement of Cash Flows

As of March 31, 2022, we had approximately $5,200,000 in cash.

The table below presents our cash flows for the three months ended March 31, 2022 and 2021:

	Three months ended March 31.
	2021	2022
Net cash used in operating activities	$(413,726)	$(2,093,588)

Net cash used in investing activities	(142,500)	(50,000)

Net cash provided by (used in) financing activities	1,309,977	(150,000)

Net increase (decrease) in cash	$753,751	$(2,293,558)

Operating Activities

Net cash used in operating activities was approximately $2,100,000 and $400,000 for the three months ended March 31, 2022 and 2021, respectively. The increase in 2022 was primarily due to the increase in research and development and general and administrative expenses, including significant expenses incurred in connection with becoming a public company and increased compensation costs, as well as a pay-down of accounts payable from 2021 and partial pay-down of accrued interest on the 2020 Notes.

Investing Activities

Net cash used by investing activities was $50,000 and $143,000 in the three months ended March 31, 2022 and 2021, respectively, each representing payments under the Skinvisible license agreement

Financing Activities

Net cash (used by) financing activities was $150,000 for the three months ended March 31, 2022 repesenting repayments of amounts due to officers at the aggregate rate of $50,000 per month. Net cash from financing activities in the three months ended March 31, 2021 was $1,300,000, primarily representing net proceeds received from the Bridge Financing.

2020 Notes

On October 2, 2020, Quoin Inc. commenced an offering of promissory notes (the “2020 Notes” or “Convertible Notes Payable”) and warrants. The 2020 Notes were issued at a 25% original issue discount and bear interest at a rate of 20% per annum. The 2020 Notes are due one year from their respective dates of issuance. In October through December 2020, Quoin Inc. received an aggregate of approximately $910,000 pursuant to this offering, resulting in the issuance of 2020 Notes with an aggregate face value of $1,213,313 and an original issue discount of $303,333. Approximately 23% of such financing was received from parties who are related to or affiliated with members of Quoin Inc.’s board of directors. No additional funding from the 2020 Notes was received in the year ended December 31, 2021.

Based upon the terms agreed to in March 2021 in the Primary Financing, the 2020 Notes were mandatorily convertible into 64,784 ADSs in connection with the Primary Financing, subject to adjustment.

The noteholders also were entitled to receive warrants exercisable at any time after the issuance date for a number of shares of Quoin Inc.’s common stock that equates to 100% of the “as if converted” shares as if the 2020 Notes principal and interest were convertible at the lowest price any securities are sold, convertible, or exercisable into in the Primary Financing or the next round of financing (whichever is lower).

After entering into the Merger Agreement in March 2021, the terms of the warrants became measurable and were exercisable for 367,356 ADSs at an initial exercise price of $3.98 per share. The Company determined that these warrants met the criteria to be recorded as a liability instrument. Each holder agreed to exchange its warrant for the warrant (an “Exchange Warrant”) with substantially the same terms as an Investor Exchange Warrant and with a number of shares issuable upon the exercise of an Exchange Warrant as upon the exercise of the original warrant and the same exercise price as under the original warrant and a contractual term of 5 years. The Exchange Warrants have been determined to warrant equity classification and, as such only the fair value change through the exchange date is included in warrant liability expense in the Company’s statement of operations.

At the closing of the Merger, 64,784 ADSs were issued upon the conversion of the principle of the Convertible Notes Payable. In addition, effective as of March 13, 2022, the Company exchanged noteholders’ warrants for warrants on the same terms as the Investor Exchange Warrants exercisable for 367,356 ADSs, in the aggregate, at the exercise price of $3.98 per ADS.

In December 2021, the Company concluded that the calculation of ADSs due to the 2020 Noteholders did not account for accrued interest due when the ADSs were issued. The Company reached cash settlements with, and plans to issue additional ADSs to, the 2020 Noteholders to account for this. The estimated amount required to settle these obligations was determined to be approximately $744,000 at December 31, 2021 and is included in accrued liabilities in the consolidated balance sheet. A total of $312,000 was paid to two of the five 2020 Noteholders during the three months ended March 31, 2022, and the remaining liability of $432,000 is included in Accrued Interest in the Company’s consolidated balance sheet as of March 31, 2022.

Interest expense, at the stated interest rate, recognized in the three months ended March 31, 2022 and 2021 was approximately $0 and $66,000, respectively.

Bridge Financing

In connection with the Merger Agreement and the Securities Purchase Agreement (described below), Quoin Inc. entered into a “Bridge Purchase Agreement” on March 24, 2021 with the Investor, pursuant to which the Investor agreed to purchase, and Quoin Inc. agreed to issue notes (the “Bridge Notes”) in the aggregate principal amount of up to $5,000,000 in exchange for an aggregate purchase price of up to $3,800,000 together with warrants. The Bridge Notes were purchased in three closings: (i) the first purchase of $2,000,000 on March 25, 2021 (Quoin Inc. received proceeds of $1,500,000 less fees of $90,000); (ii) the second purchase of $1,700,000 in April 2021 (Quoin Inc. received proceeds of $1,250,000); and (iii) a third purchase of $1,300,000 in May 2021 (Quoin Inc. received proceeds of $1,000,000 less fees of $185,000). The Bridge Notes were secured by a lien on Quoin Inc.’s current and future assets, were senior to all other outstanding and future indebtedness of Quoin Inc. and included covenants limiting future indebtedness, among others.

The Bridge Notes were issued with a 25% original issue discount, at an interest rate of 15% per annum and had a maturity date of the earliest to occur of: (i) December 25, 2021, (ii) the date on which Quoin Inc.’s equity is registered under the Exchange Act or is exchanged for equity so registered or (iii) immediately prior to the closing of the Merger

The Bridge Notes were offset against the purchase price under the Securities Purchase Agreement related to the Primary Financing and converted into 1,257,721 ADSs (including shares held in escrow for the benefit of the Investor) upon the closing of the Primary Financing. The accrued interest amounting to $393,611 was paid in cash. Interest expense, at the stated interest rate, recognized in the year ended December 31, 2021 was $393,611. Interest expense, at the stated interest rate, recognized in the three months ended March 31, 2022 and 2021 was $0 and $4,900, respectively.

Upon the funding of each Bridge Note tranches described above, the Investor received warrants (the “Bridge Warrants”) to purchase a number of shares of Quoin Inc.’s common stock equal to the aggregate principal amount of the Bridge Notes. Upon the closing of the Primary Financing, the Bridge Warrants were exchanged for the Investor Exchange Warrant as described below.

Primary Financing

On October 28, 2021, the Company completed the private placement transaction with the Investor for an aggregate purchase price of approximately $17,000,000 (comprised of (x) the set off of approximately $5,000,000 of Bridge Notes, and (y) approximately $12,000,000 in cash from the Investor) (the “Primary Financing”), and the Investor paid the Company approximately $11,504,000, which was net of $393,611 in accrued interest on the Bridge Notes. The Company incurred an additional approximate $1,000,000 in costs associated with the Primary Financing, which resulted in the net proceeds of approximately $10,100,000. The Company issued 4,276,252 ADSs to the Investor, consisting of 833,773 delivered to the Investor on or after the Merger closing and 3,442,479 initially held in an escrow account for the benefit of the Investor as per the terms of the Securities Purchase Agreement. All such escrow shares were released to the Investor prior to December 31, 2021.

In addition, pursuant to the terms of the Securities Purchase Agreement related to the Primary Financing, Quoin Ltd. issued to the Investor warrants to purchase 1,238,429 ADSs (the “Investor Exchange Warrant”) at an exercise price of $3.98 per ADS, in exchange for Bridge Warrants. The Investor Exchange Warrant and ordinary shares represented by ADSs underlying the Investor Exchange Warrant were registered with the SEC on the Registration Statement on Form F-4. An amendment to the Investor Exchange Warrant was entered into in September 2021, which replaced reset provisions with a fixed number of shares and exercise price.

Quoin Ltd. also issued to the Investor, effective as of March 13, 2022, the 136th trading day following the consummation of the Merger (i) Series A Warrant to purchase 4,276,252 ADSs (the “Series A Warrant”) (ii) Series B Warrant to purchase 4,276,252 ADSs (the “Series B Warrant”) and (iii) Series C Warrant to purchase 2,389,670 ADSs (“Series C Warrant” and, together with the Series A Warrant and Series B Warrant, the “Investor Warrants”). The exercise price for the Investor Warrants is $3.98 per ADS, with Series A Warrant having a five-year maturity and Series B Warrant and Series C Warrant having a two-year maturity. The Company has the right to require the mandatory exercise of the Series C Warrant, subject to an effective registration statement being in place for the resale of the shares underlying such warrants and the satisfaction of equity market conditions as defined in the Series C Warrant. As of the financial statement filing date,such registration statement on Form F-1was declared effective by the SEC, but not all of the market related conditions were met. In the event the requirements of the mandatory exercise provision of such warrant are not met (see Note 5), the Company has a written commitment from the Investor to provide funding equal to the $9,500,000 expected upon exercise of the Series C Warrant, at prevailing market rates. As of April 13, 2022, not all of the market related conditions were met. Upon the exercise of the Series C Warrant in full, the Investor will be granted an additional Series A Warrant to purchase 2,389,670 ADSs and an additional Series B Warrant to purchase 2,389,670 ADSs at an exercise price of $3.98 per ADS.

Research and Development, Patents and Licenses

We devote substantial research and development resources to developing new products.

Skinvisible:

On October 17, 2019, Quoin Inc. entered into an exclusive license agreement with Skinvisible Inc. (“Skinvisible”), pursuant to which Skinvisible granted a license to use certain patented technology for the development of products for commercial sale in the orphan rare skin disease field, and for the use of a proprietary polymer deliver system technology. This technology is currently being used in the development of QRX003. In exchange for the license, Quoin Inc. agreed to pay Skinvisible $1,000,000, as well as development and sales milestone payments and a single digit royalty on all net sales, as defined.

The development milestones required payments upon achieving development milestones for the first Rare Skin Disease drug product developed using the licensed technology and the first two Ketamine products, as defined. Payments were originally due upon successful completions of certain clinical milestones ($7,5000,000) and obtaining US and EU regulatory approval ($15,000,000). The sales milestones required for every licensed product commercialized by Quoin Inc. are $10,000,000 upon achievement of $100,000,000 in sales being achieved in the annual period; $25,000,000 upon achievement of $250,000,000 in sales and $50,000,000 upon the achievement of $400,000,000 in sales in an annual period. On January 27, 2021, Quoin Inc. and Skinvisible entered into an amendment which modified the clinical milestone payment requirements such that $750,000 would be payable to Skinvisible upon achievement of specified clinical milestones, and $21,750,000 upon regulatory approval in the U.S. and EU respectively. No development milestones, sales milestones or royalty payments were due through March 2022.

The agreement has a termination clause that is triggered if no product has commenced clinical testing 12 months after the date of the agreement or the latest subsequent amendment. On April 19, 2021, Quoin Inc. and Skinvisible entered into another amendment which established the development deadline as December 31, 2022. Should the Company not commence clinical testing as defined by the development deadline, the license agreement will terminate immediately except in certain circumstances as specified in the agreement.

The license fee was originally due in two equal installments of $500,000 payable no later than December 31, 2019 and June 30, 2020, which were not paid. The agreement was subsequently amended for payment due on July 31, 2020. On July 31, 2020, the agreement was amended to further extend the payment until September 30, 2020. On September 30, 2020, the agreement was again amended, requiring payment of the license fee only when outside financing is received, as defined in the agreement. On June 21, 2021, the parties entered into an additional amendment which modified the payment terms and required a payment of $107,500 on June 26, 2021, a payment of $250,000 within 10 days of the Primary Financing, and the remaining $250,000 upon the earlier of approval of an Investigatory New Drug application by the FDA or December 31, 2021. This amendment also eliminated the $750,000 clinical milestone payments described above and reduced the milestone payment upon regulatory approval of the product containing the Skinvisible technology in either the U.S. or E.U., whichever happens first to a total of $5,000,000. At March 31, 2022 , the license acquisition liability due was $200,000 which was paid in full in May 2022.

The major research and development vendors utilized by the Company include the following:

Quoin Inc. entered into three consulting agreements with Axella Research LLC (“Axella”) to provide regulatory and pre- clinical/clinical services with respect to QRX003 and QRX004. The combined fees of the three agreements are approximately $270,000, payable as milestones under the three agreements are met. Quoin Inc. has also engaged Axella for additional services pursuant to separate work orders. Further, Quoin Inc. has two options to pay the milestones due 1) one half in equity (at a pre-negotiated valuation) and one-half in cash or 2) entirely in cash, in which case a discount of approximately 20% would be applicable. We did not incur any expense for services provided or milestones met in the three months ended March 31,2 022 or 2021, and we have accrued expenses of $193,537 at March 31, 2022.

In November 2020, Quoin Inc. entered into a Master Service Agreement for an initial term of three years with Therapeutics Inc. for managing preclinical and clinical development for new products in the field of dermatology. The agreement required the execution of individual work orders. Quoin Inc. may terminate any work order for any reason with 90 days written notice subject to costs incurred through termination and a defined termination fee, unless there is a material breach by Therapeutics Inc. The first work order was entered into in late 2020 for a clinical study at an expected estimated cost of approximately $3,500,000 and expected timing through the first quarter of 2023. For the three months ended March 31, 2022, and March 31, 2021, the Company incurred a research and development expense under this agreement of approximately $185,000 and $0, respectively.

In November 2021, we entered into a commitment with Queensland University of Technology for research related services associated with Netherton Syndrome of approximately $250,000 for an expected period of eighteen months, of which an initial $25,000 expense was incurred in 2021. We did not incur any expense for the three months ended March 31, 2022.

Critical Accounting Policies and Use of Estimates

The preparation of our consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities and expenses and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to accrued expenses, valuation allowance on deferred tax assets and valuation of intangible assets. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Results may differ from these estimates due to actual outcomes being different from those on which we based our assumptions. These estimates and judgments are regularly reviewed by management on an ongoing basis at the end of each quarter prior to the public release of our financial results.

Critical accounting policies are those that, in management’s view, are most important to the portrayal of a company’s financial condition and results of operations and most demanding on their calls on judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. We believe our most critical accounting policies and estimates relate to:

Use of estimates:

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and accompanying notes. Actual results could materially differ from those estimates. Management considers many factors in selecting appropriate financial accounting policies and controls, and in developing the estimates and assumptions that are used in the preparation of these financial statements. In addition, other factors may affect estimates, including: expected business and operational changes, sensitivity and volatility associated with the assumptions used in developing estimates, and whether historical trends are expected to be representative of future trends. The estimation process often may yield a range of potentially reasonable estimates of the ultimate future outcomes and management must select an amount that falls within that range of reasonable estimates. Estimates are used in the following areas, among others: settlement of debt or other obligations, fair value of debt instruments and warrants, research and development expense recognition, intangible asset estimated useful lives and impairment assessments, allowances of deferred tax assets, contingency recognition, and cash flow assumptions regarding going concern considerations.

Long-lived assets:

Long-lived assets are comprised of acquired technology and licensed rights to use technology, which are considered platform technology with alternative future uses beyond the current products in development. Such intangible assets are being amortized on a straight-line basis over their expected useful life of 10 years.

The Company assesses the impairment for long-lived assets whenever events or circumstances indicate the carrying value may not be recoverable. Factors we consider that could trigger an impairment review include the following:

•	Significant changes in the manner of our use of the acquired assets or the strategy for our overall business,

•	Significant underperformance relative to expected historical or projected development milestones,

•	Significant negative regulatory or economic trends, and

•	Significant technological changes which could render the platform technology obsolete.

The Company recognizes impairment when the sum of the expected undiscounted future cash flows is less than the carrying amount of the asset. Impairment losses, if any, are measured as the excess of the carrying amount of the asset over its estimated fair value. During the three months ended March 31, 2022 and 2021, there were no impairment indicators which required an impairment loss measurement.

Research and development:

Research and development costs are expensed as incurred. Research and development expenses include personnel costs associated with research and development activities, including third-party contractors to perform research, conduct clinical trials and manufacture drug supplies and materials. The Company accrues for costs incurred by external service providers, including contract research organizations and clinical investigators, based on its estimates of service performed and costs incurred. These estimates include the level of services performed by third parties, patient enrollment in clinical trials when applicable, administrative costs incurred by third parties, and other indicators of the services completed. Based on the timing of amounts invoiced by service providers, the Company may also record payments made to those providers as prepaid expenses that will be recognized as expense in future periods as the related services are rendered.

Fair value of financial instruments:

The Company considers its cash, accounts payable, accrued expenses and the convertible and bridge notes payable to meet the definition of financial instruments. The convertible and bridge notes payable are recorded at fair value and the warrants are recorded at fair value. The carrying amounts of the remaining financial instruments approximated their fair values due to the short maturities.

The Company measures fair value as required by ASC Topic 820, Fair Value Measurements and Disclosures (“ASC Topic 820”). ASC Topic 820 defines fair value, establishes a framework and gives guidance regarding the methods used for measuring fair value, and expands disclosures about fair value measurements. ASC Topic 820 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants.

The significant estimates used in the determining the fair value of the 2020 Notes warrants were as follows:

	03/13/2022(1)	12/31/2021(1)
Stock price	$1.48	$1.82
Initial exercise price	$3.98	$3.98
Contractual Term	5.0	5.0
Volatility	91.5%	89.2%
Discount rate	1.94%	1.26%

(1)	The warrants issued during 2020 were not exchanged for fixed term warrants until March 13, 2022, therefore the existing warrants were still considered outstanding at December 31, 2021 and classified as a liability instrument up to the exchange date.

The significant estimates used in such calculation of the fair value of the warrants issued in connection with the Bridge Financing were as follows:

	Transaction Date	Merger Date
	March - May 2021	10/28/2021
Stock price	$3.98 (post exchange ratio)	$11.64 (post exchange ratio)
Initial exercise price	$3.98 (post exchange ratio)	$3.98 (post exchange ratio)
Contractual Term	5.0	5.0
Volatility	92%	89.2%
Discount rate	0.98%	1.18%

The following shows the movement of the warrant liability balance during 2021 and the three months ended March 31, 2022.

	Bridge Financing	2020 Note
	Warrants	Warrants
Beginning Balance January 1, 2021	$—	$—
Warrant value at issuance (recorded as warrant liability expense)	3,783,079	894,113
Change in Fair value of warrants	8,627,651	(520,514)
Reclassification of warrant liability to an equity instrument	(12,410,730)	—
Ending Balance December 31, 2021	$—	$373,599

Change in Fair value of warrants	—	(77,237)
Reclassification of warrant liability to an equity instrument	—	(296,362)
Ending Balance March 31, 2022	$—	$—

The Investor Exchange Warrant issued to the Investor on the Merger date was determined to be an equity-classified instrument, and accordingly the warrant liability on such date of $12,410,730 was reclassified to additional paid in capital. The Exchange Warrants issued to the 2020 Noteholders effective as of March 13, 2022 were determined to be an equity-classified instrument, and accordingly the warrant liability on such date of $296,262 was reclassified to additional paid in capital on that date.

New accounting pronouncements:

The Company has evaluated all recent accounting pronouncements and believes that none of them will have a material effect on the Company’s financial position, results of operations or cash flows except as discussed below.